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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                       SECURITIES AND EXCHANGE COMMISSION
                             ---------------------

                               WOLOHAN LUMBER CO.
                                (Name of Issuer)

                          WOLOHAN LUMBER CO. (ISSUER)
(Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   977865-104
                     (CUSIP Number of Class of Securities)

                                JAMES L. WOLOHAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               WOLOHAN LUMBER CO.
                               1740 MIDLAND ROAD
                            SAGINAW, MICHIGAN 48603
                                 (517) 793-4532
                 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Filing Person)

                                    COPY TO:
                           VERNE C. HAMPTON, II, ESQ.
                             DICKINSON WRIGHT PLLC
                        500 WOODWARD AVENUE, SUITE 4000
                            DETROIT, MICHIGAN 48226
                                 (313) 223-3546

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  $18,000,000              AMOUNT OF FILING FEE  $3,600.00

* Assumes purchase of 1,500,000 shares of common stock, par value $1.00 per share, at the maximum tender offer price of $12.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: N/A                      FILING PARTY: N/A
FORM OR REGISTRATION NO.: N/A                    DATE FILED: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13c-4.
[ ] Going-private transaction subject to Rule 13e-3.
[ ] Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the offer by Wolohan Lumber Co., a Michigan corporation, to purchase up to 1,500,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 16, 2000, between the Issuer and Registrar and Transfer Company, as the Rights Agent, at a price not in excess of $12.00 nor less than $10.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Schedule TO is intended to satisfy the reporting requirements of Section Rule-14(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibit
(a)(1)(A) and (a)(1)(B), is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.
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ITEM 12. EXHIBITS.

(a)(1)(A)  Offer to Purchase, dated November 9, 2000
(a)(1)(B)  Letter of Transmittal
(a)(1)(C)  Notice of Guaranteed Delivery
(a)(1)(D)  Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 9, 2000
(a)(1)(E)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 9,
           2000
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(2)-(4) Not applicable
(a)(5)(A)  Press Release, dated November 9, 2000
(a)(5)(B)  Letter to shareholders from the President and Chief
           Executive Officer of the Issuer, dated November 9, 2000
(b)        Not applicable
(c)        Not applicable
(d)        Not applicable
(e)        Not applicable
(f)        Not applicable
(g)        Not applicable
(h)        Not applicable

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WOLOHAN LUMBER CO.

                                          By: /s/ JAMES L. WOLOHAN
                                            ------------------------------------
                                            Name: James L. Wolohan
                                            Title: President and Chief Executive
                                              Officer

Date: November 9, 2000

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
(a)(1)(A)  Offer to Purchase, dated November 9, 2000
(a)(1)(B)  Letter of Transmittal
(a)(1)(C)  Notice of Guaranteed Delivery
(a)(1)(D)  Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 9, 2000
(a)(1)(E)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 9,
           2000
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(2)-(4) Not applicable
(a)(5)(A)  Press Release, dated November 9, 2000
(a)(5)(B)  Letter to shareholders from the President and Chief
           Executive Officer of the Issuer, dated November 9, 2000
(b)        Not applicable
(c)        Not applicable
(d)        Not applicable
(e)        Not applicable
(f)        Not applicable
(g)        Not applicable
(h)        Not applicable